UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933
For the transition period from           to
Commission file number 1-12080

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Properties, Inc.
401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Post Properties, Inc
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

POST PROPERTIES, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Post Properties, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

Atlanta, Georgia
June 20, 2006

POST PROPERTIES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
Investments, at fair value
Mutual funds	$19,800,680	$18,392,435
Employer securities	3,745,636	3,294,845
Participant loans	475,797	464,950

TOTAL INVESTMENTS	24,022,113	22,152,230

Receivables
Employee Contribution	—	87
Employer Contribution	651,518	485,392

TOTAL RECEIVABLES	651,518	485,479

NET ASSETS AVAILABLE FOR BENEFITS	$24,673,631	$22,637,709

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2005

Contributions
Employer	$694,012
Participants	2,333,457
Rollover	39,280

TOTAL CONTRIBUTIONS	3,066,749

Investment income
Interest and dividends	1,001,798
Net appreciation in fair value of investments	821,242

TOTAL INVESTMENT INCOME	1,823,040

TOTAL ADDITIONS	4,889,789

Deductions from net assets attributed to:
Forfeitures used to offset employer contribution	39,795
Benefits paid to participants	2,814,072

TOTAL DEDUCTIONS	2,853,867

NET INCREASE	2,035,922

Net Assets Available for Benefits at Beginning of Year	22,637,709

Net Assets Available for Benefits at End of Year	$24,673,631

The accompanying notes are an integral part of these financial statements.

NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the plan document for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are discretionary and match 50% of employee deferrals up to 5% in 2005 (4% in 2004) of eligible compensation. The Company may make additional discretionary contributions. Company contributions are invested directly into Post Properties, Inc. common stock. Participants may immediately reallocate Company contributions from Company stock to other Plan investments. Contributions are subject to certain limitations.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of publicly traded mutual funds and Company stock. See additional disclosures in Note 3 concerning the Company stock investments.
Vesting: Participants are fully vested in their contributions and the earnings (losses) thereon. Vesting in Company contributions and related earnings (losses) accrues using a graduated scale based on years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year.
Participant Loans: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.5%, which are commensurate with local prevailing rates charged by banks and have a definite repayment period. Principal and interest is paid ratably through payroll deductions.

NOTE 1—DESCRIPTION OF THE PLAN—Continued
Payment of Benefits: On termination of service for any reason a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a portion of that vested interest. As of December 31, 2005, deferred vested benefits to separated participants totaled $1,707,668.
Participants who have been in the Plan for a total of five years may withdraw up to 50% of their vested rollover account and vested employer discretionary profit sharing contribution account and, thereafter, at the end of each full five year period.
Effective March 2005, account balances under $1,000 are automatically distributed upon termination of service. Previously, account balances that did not exceed $5,000 were automatically distributed upon termination of service.
In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.
Administrative Expenses: All usual and reasonable costs of administering the Plan are paid by the Company.
Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2005 of $651,518 is net of the 2005 forfeitures of $39,795. Forfeitures of $53,084 related to 2004 were used to reduce amounts actually contributed by the Company during 2005.
NOTE 2—ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition: Securities traded on national securities exchanges are valued at the closing price on the last day of the plan year; investments traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Participant loans are valued at the discounted value of expected future cash flows, which approximates market value.
Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Reinvested dividends are recorded on the ex-dividend date.

NOTE 2—ACCOUNTING POLICIES—Continued
Payments of Benefits: Benefits are recorded when paid.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
NOTE 3—INVESTMENTS
Individual investments that represent 5% or more of the Plan’s net assets as of December 31:

	2005	2004
STI Classic Small Cap Growth Stock Fund	$3,793,215	$3,595,122
Post Properties, Inc. Common Stock*	3,745,636	3,294,845
Vanguard 500 Index Fund	3,263,728	3,201,878
STI Classic Large Cap Value Income Stock Fund	2,714,502	2,903,449
MFS Total Return Fund	2,195,311	—
STI Classic Balanced Fund	—	2,112,755
STI Classic Prime Quality Money Market Fund	1,538,759	1,508,745
Templeton Growth Fund	1,528,252	1,367,319
Net appreciation in fair value of investments for the year ended December 31, 2005 is comprised of:

Mutual funds	$293,595
Post Properties, Inc. common stock	527,647

$821,242

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

NOTE 3—INVESTMENTS—Continued
Information about the net assets and significant components of the changes in net assets relating to the Company’s common stock is as follows as of December 31:

	2005	2004
Net Assets:
Post Properties, Inc. Common Stock*	$3,745,636	$3,294,845

Change in Net Assets:
Contributions	$598,674	$513,324
Dividends and interest	179,006	170,278
Net appreciation in fair value	527,647	680,784
Distributions to participants	(557,783)	(312,761)
Transfers	(296,753)	(146,884)

	$450,791	$904,741

*	Effective January 1, 2004, all investments in Post Properties, Inc. common stock are participant directed.
NOTE 4—TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 4, 2003, that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan administrator and the Plan tax counsel believe that the Plan as currently designed is being operated in compliance with the applicable requirements of the IRC. On this basis, the Plan administrator believes that, as of the date of these financial statements, the Plan was qualified and the related trust was tax-exempt.
NOTE 5—PARTY-IN-INTEREST TRANSACTIONS
The Plan held 93,757 and 94,408 shares of Post Properties, Inc. (the Plan sponsor) as of December 31, 2005 and 2004 with a fair value of $3,745,636 and $3,294,845, respectively.
Certain plan investments are shares of registered investment companies and common/collective trusts managed by SunTrust Bank. As of the date of the financial statements, SunTrust Bank was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 7—SUBSEQUENT EVENTS
Effective April 1, 2006, the Plan changed trustees from SunTrust Bank to Diversified Investment Advisors, Inc. and all plan investments were transferred to Diversified Investment Advisors, Inc., as trustee. In connection with this change, the Plan was amended and restated. The amended and restated plan has substantially similar terms to the plan description included in Note 1. The participant vesting schedule was accelerated to provide for full vesting in employer contributions after five years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year. The Company intends to request a determination from the Internal Revenue Service that its amended plan is qualified and that the trust established under the amended plan is tax-exempt under the appropriate sections of the IRC.

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN
EIN #56-1550675
PLAN #002
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

	Identity of Issuer, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost	Value
*	SunTrust	STI Classic Small Cap Growth Stock Fund, 180,888 shares	(a)	$3,793,215
		Vanguard 500 Index Fund, 28,400 shares	(a)	3,263,728
		STI Classic Large Cap Value Income Stock Fund, 210,917 shares	(a)	2,714,502
		MFS Total Return Fund, 142,831 shares	(a)	2,195,311
		STI Classic Prime Quality Money Market, 1,538,759 shares	(a)	1,538,759
		Templeton Growth Fund, 66,620 shares	(a)	1,528,252
		T. Rowe Price Mid-Cap Growth Fund, 19,968 shares	(a)	1,065,685
		Goldman Sachs Core US Equity A, 29,167 shares	(a)	887,563
		American Century Ultra Advisor Fund, 28,381 shares	(a)	842,332
		STI Classic International Equity Index Fund, 44,826 shares	(a)	645,499
		STI Classic Investment Grade Bond Fund, 46,512 shares	(a)	486,984
		AIM Real estate A Fund, 11,146 shares	(a)	310,873
		T. Rowe Price Mid-Cap Value Fund, 7,970 shares	(a)	184,433
		STI Classic Life Vision Growth & Income, 12,246 shares	(a)	146,092
		Goldman Sachs Small Cap Value A, 2,388 shares	(a)	97,481
		STI Classic Life Vision Aggressive Growth, 5,282 shares	(a)	61,374
		STI Classic Life Vision Moderate Growth, 3,648 shares	(a)	38,597

**	Post Properties, Inc.	Common stock, 93,757 shares	(a)	3,745,636

*	Various Plan Participants	Participant loans with varying maturities interest rates ranging from 5.0% to 10.5%	-	475,797

	TOTAL			$24,022,113

*	Indicates party-in-interest

**	All investments in Post Properties, Inc. common stock, a party-in-interest, are participant directed.

(a)	Participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2006	By:	Post Properties, Inc.,
the Plan Administrator of the 401(k) Plan

/s/ Linda J. Ricklef

Linda J. Ricklef
Vice President of Human Resources
Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Gifford, Hillegass and Ingwersen, LLP